UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Repay Holdings Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

76029L100
(CUSIP Number)

Roxane Reardon, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Corsair Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,364,816

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
CC Payment Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,364,816

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Corsair IV Management AIV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,364,816

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Corsair IV Payment Holdings Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,364,816

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Corsair IV Management L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,364,816

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Corsair IV Payment Holdings Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,364,816

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Repay Holdings Corporation, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on July 22, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on October 4, 2019, as amended by Amendment No. 2 to the Schedule 13D filed on January 3, 2020 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 28, 2020, the Issuer entered into a unit purchase agreement with CC Payment Holdings, L.L.C., pursuant to which the Issuer agreed to purchase from CC Payment Holdings, L.L.C. an aggregate of 5,200,000 Post-Merger Repay Units (1,200,000 units of which were purchased in connection with the exercise in full of the underwriters in the Offering (as defined below) of their option to purchase additional shares of Class A Common Stock), at a purchase price of $19.00 per unit (the “Purchase Agreement”). The purchase agreement described above was entered into in connection with the Issuer entering into an underwriting agreement, dated as of May 28, 2020, pursuant to which the Issuer agreed to sell 9,200,000 shares of its Class A Common Stock (1,200,000 shares of which were sold in connection with the exercise in full of the underwriters’ option to purchase additional shares of Class A Common Stock) in an underwritten offering (the “Offering”). With respect to the net proceeds received by it in the Offering from the issuance and sale of 5,200,000 shares of Class A Common Stock, the Issuer used such net proceeds to acquire 5,200,000 Post-Merger Repay Units from CC Payment Holdings, L.L.C for cash. The transactions described herein closed on June 2, 2020.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of: (a) 40,401,264 shares of Class A Common Stock outstanding as of May 18, 2020, as reported in the Issuer’s Form S-1 filed on May 26, 2020, (b) the 9,200,000 shares of Class A Common Stock issued by the Issuer in the Offering, and (c) the 14,364,816 shares of Class A Common Stock underlying the Post-Merger Repay Units held by CC Payment Holdings, L.L.C.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, CC Payment Holdings, L.L.C. directly holds 14,364,816 Post-Merger Repay Units. Pursuant to the terms of the Exchange Agreement (as defined below), Post-Merger Repay Units may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis, or, at option of the Issuer, cash.

Corsair Capital LLC is the general partner of (a) Corsair IV Management AIV, L.P., which is the general partner of Corsair IV Payment Holdings Partners, L.P. (which holds all of the limited liability company interests of the CC Payment Holdings, L.L.C.), and (b) Corsair IV Management L.P., which is (i) the managing member of CC Payment Holdings, L.L.C., and (ii) the general partner of Corsair IV Payment Holdings Investors, L.P. (the majority limited partner of Corsair IV Payment Holdings Partners, L.P.). As such, each of the Corsair entities may be deemed to have beneficial ownership of the securities held by CC Payment Holdings, L.L.C.

Additionally, each of Jeremy Schein, an employee of Corsair Capital LLC or one of its affiliates, and Richard E. Thornburgh, a senior advisor of Corsair Capital LLC, are directors of the Issuer, and each received a grant of 12,445 restricted stock units on September 20, 2019. These restricted stock units vest on the earlier of: (a) the one-year anniversary of the grant date, and (b) the next regularly scheduled annual meeting of the stockholders of the Issuer following the grant date. The shares subject to the units will be issued to each such director pursuant to the terms of the award agreement after such director ceases to be a director of the Issuer. Pursuant to applicable fund documents, a portion of the value of these securities or of any disposition of these securities will be applied against certain management fees payable to Corsair Capital LLC or one of its affiliates pursuant to such fund documents.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2020

CORSAIR CAPITAL LLC

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CC PAYMENT HOLDINGS, L.L.C.

By:	Corsair IV Management L.P., its managing member
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CORSAIR IV PAYMENT HOLDINGS PARTNERS, L.P.

By:	Corsair IV Management AIV, L.P., its general partner
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CORSAIR IV MANAGEMENT AIV, L.P.

By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CORSAIR IV MANAGEMENT L.P.

By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CORSAIR IV PAYMENT HOLDINGS INVESTORS, L.P.

By:	Corsair IV Management L.P., its general partner
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner